    As filed with the Securities and Exchange Commission on October 28, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
           SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                   (Mark One)

   [x] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

                    For the fiscal year ended April 30, 2002

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

                     For the transition period from      to

                         Commission file number: I-10899

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         KIMCO REALTY CORP. 401(k) PLAN

       B. Name of issuer of the securities held pursuant to the plan and the address of it principal executive office:

                            KIMCO REALTY CORPORATION
                        3333 NEW HYDE PARK RD, SUITE 100
                             NEW HYDE PARK, NY 11042

KIMCO REALTY CORP. 401(k) PLAN


INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                                                       Page

Report of Independent Accountants ..................................................................    1
Statements of Net Assets Available for Benefits as of April 30, 2002 and 2001 ......................    2

Statements of Changes in Net Assets Available for Benefits for the fiscal
years ended April 30, 2002 and 2001 ................................................................    3
Notes to Financial Statements ......................................................................   4 -7
Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of April 30, 2002 ..................    8
Schedule H, line 4j-Schedule of Reportable Transactions for the year ended April 30, 2002...........    9

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Kimco Realty Corp. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kimco Realty Corp. 401(k) Plan (the "Plan") at April 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions included on pages 8 and 9 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PRICEWATERHOUSECOOPERS LLP

 New York, New York
 October 24, 2002

                         Kimco Realty Corp. 401(k) Plan
                 Statements of Net Assets Available for Benefits
                             April 30, 2002 and 2001


                                                 2002              2001
                                              ----------        ----------

     Assets

       Investments at fair value:

          Cash                                $7,852,257        $   13,251
          Income receivable                        5,101            -
          Collective trust                          -            1,562,487
          Mutual funds                              -            6,404,006
          Common stock                         1,621,528         1,166,301
                                              ----------        ----------

                                               9,478,886         9,146,045

       Loans to participants                     162,389           182,776

       Contributions receivable:

          Participants                            96,340            84,108
          Employer                                61,160            54,874

                                              ----------        ----------
     NET ASSETS AVAILABLE FOR BENEFITS
                                              $9,798,775        $9,467,803
                                              ==========        ==========


   The accompanying notes are an integral part of these financial statements.

                         Kimco Realty Corp. 401(k) Plan
           Statements of Changes in Net Assets Available for Benefits
                       Years ended April 30, 2002 and 2001


                                                    2002                2001
                                               ------------         ------------

Additions to net assets:

  Contributions:

    Participants' salary deferral               $ 1,091,193         $   899,570
    Employer matching of salary deferral            712,660             648,206
    Participants' rollover                           96,096
                                                                            207
                                                -----------         -----------


                                                  1,899,949           1,547,983
                                                -----------         -----------

  Investment income:

    Net (depreciation) appreciation
       in fair value of investments
                                                   (919,242)         (1,493,955)
    Interest and dividends                          297,761             600,560
                                                -----------         -----------

                                                   (621,481)           (893,395)
                                                -----------         -----------

  Other receipts and credits                         10,041               2,525
                                                -----------         -----------

    Total additions                               1,288,509             657,113
                                                -----------         -----------

Deductions from net assets:

  Benefits paid to participants                    (940,462)           (934,522)
  Other disbursements                               (17,075)             (2,825)
                                                -----------         -----------

    Total deductions                               (957,537)           (937,347)
                                                -----------         -----------

    Net increase (decrease)                         330,972            (280,234)

Net assets available for benefits:

  Beginning of year                               9,467,803           9,748,037
                                                -----------         -----------

  End of year                                   $ 9,798,775         $ 9,467,803
                                                ===========         ===========



   The accompanying notes are an integral part of these financial statements.

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN:

     The following description of the Kimco Realty Corp. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

     General - The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the "Company") who have completed one year of service and are age eighteen or older. The Plan was last amended on July 1, 1994 to comply with the Tax Reform Act of 1986 and subsequent legislation. Eligible employees may elect to participate in the Plan on the first day of the month, after their first year of service. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions - Each year, participants may contribute up to 10 percent of pre-tax annual compensation, as defined in the Plan. A participant's total contributions may not exceed an amount determined by the Internal Revenue Service each calendar year ($11,000 in 2002 and $10,500 in 2001). The participants may change their percentage contribution election monthly. The Company matches participants' contributions annually up to 5% of base compensation subject to IRS limitations. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company's board of directors annually. No discretionary contribution payments were made for the fiscal years ended April 30, 2002 and 2001. All Company contributions are invested based upon participant account elections.

     Participant accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings.

     Vesting - Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

     Investment options - Upon enrollment in the Plan, participants may direct their contributions into any one of the following 26 investment options for the fiscal years ended April 30, 2002 and 2001. (See Note 8)


         1)      Merrill Lynch Corporate Bond Fund, Inc.
         2)      Merrill Lynch S&P 500 Index Fund
         3)      Merrill Lynch Basic Value Fund, Inc.
         4)      Merrill Lynch Capital Fund, Inc.
         5)      Merrill Lynch Fundamental Growth Fund
         6)      Merrill Lynch Global Allocation Fund, Inc.
         7)      Merrill Lynch Retirement Preservation Trust
         8)      Merrill Lynch Growth Fund
         9)      Alliance Premiere Growth Fund
         10)     AIM Blue Chip Fund
         11)     AIM International Equity Fund
         12)     Massachusetts Investors Trust
         13)     MFS Emerging Growth Fund
         14)     Kimco Realty Corporation - Common Stock
         15)     Dreyfus Premier Balance Fund
         16)     Dreyfus Worldwide Growth Fund
         17)     Merrill Lynch Corporate Bond Fund - Intermediate Term Portfolio
         18)     Merrill Lynch Corporate Bond Fund - Investment Grade Portfolio
         19)     Merrill Lynch Global Value Fund
         20)     Merrill Lynch International Equity Fund

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

         21)      Merrill Lynch Small Cap Index
         22)      Merrill Lynch Global Growth Fund
         23)      Oppenheimer Global Growth and Income Fund
         24)      Phoenix-Engemann Small/Middle Growth
         25)      PIMCO Total Return Fund
         26)      Van Kampen American Value Fund

     Participants may change their investment options daily.

     Loans to Participants - Participants may borrow from their fund accounts, an amount aggregating the lesser of 50% of their total account balance or $50,000. Participants may have only one loan outstanding at a time. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus 0.5%. The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstance. The interest rate for loans outstanding at April 30, 2002 and 2001 ranged from 5.25% to 10.5%.

     Payment of benefits - Upon termination of service due to death, total and permanent disability, or retirement, a participant may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or select the installment plan, provided the participant's account balance exceeds $5,000. For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

2.   SUMMARY OF ACCOUNTING POLICIES:

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Certain 2001 amounts have been reclassified to conform to the 2002 financial statement presentation.

     Use of Estimates
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in net assets available for benefits during the reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates. Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

     Investment Valuation and Income Recognition
     Mutual funds, common stock investments and collective trusts are stated at fair market value as determined by quoted market prices. Participant loans are valued at cost, which, in the opinion of management, approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the record date.

     Risks and Uncertainties
     The Plan provides for various investment options which may invest in any combination of stock and bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

3.   ASSETS HELD FOR INVESTMENT PURPOSES:

     For the years ended April 30, 2002 and 2001, Merrill Lynch Trust Company ("Merrill Lynch") served as trustee of the plan (See Note 8). The fair market value of the following investments represent 5% or more of the Plan's net assets available for benefits at April 30, 2002 and 2001:
                                                          2002           2001
                                                          ----           ----

        Merrill Lynch S&P 500 Index Fund               $    -         $  988,832
        Merrill Lynch Capital Fund, Inc.               $    -         $  490,194
        Merrill Lynch Fundamental Growth Fund          $    -         $1,326,241
        Merrill Lynch Retirement Preservation Trust    $    -         $1,562,487
        Kimco Realty Corporation Common Stock          $ 1,621,528    $1,166,301
        Aim Blue Chip Fund                             $    -         $  573,938


     In 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:


                                                  2002              2001
                                                  ----              ----

         Mutual Funds                         $(1,059,169)      $ (1,605,019)
         Common Stock                             139,927            111,064
                                              -----------       ------------
                                              $(  919,242)      $ (1,493,955)
                                              ===========       ============

4.   PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, account balances will be distributed in accordance with Plan provisions.

5.   TAX STATUS:

     The Plan has received a favorable determination letter, dated June 24, 1998, from the Internal Revenue Service that the Plan qualifies under
     Section 401 (a) of the Internal Revenue Code ("IRC") and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

6.   PARTY-IN-INTEREST TRANSACTIONS:

     All administrative expenses and accounting fees of the Plan are paid by the Company. Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest. The following investment funds are sponsored by the Trustee:

          Merrill Lynch Corporate Bond Fund, Inc.
          Merrill Lynch S&P Index Fund
          Merrill Lynch Basic Value Fund, Inc.
          Merrill Lynch Capital Fund, Inc.
          Merrill Lynch Fundamental Growth Fund
          Merrill Lynch Global Allocation Fund, Inc.
          Merrill Lynch Retirement Preservation Trust
          Merrill Lynch Growth Fund
          Merrill Lynch Corp Bond Fund - Intermediate Term Portfolio Merrill Lynch Corp Bond Fund - Investment Grade Portfolio Merrill Lynch Global Value Fund
          Merrill Lynch Small Cap Index
          Merrill Lynch Global Growth Fund

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

          Merrill Lynch International Equity Fund

     In addition, investments are made in Kimco Realty Corporation common stock.

7.   RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500:

     At April 30, 2002 and 2001, net assets available for benefits as reported in the Form 5500 were less than net assets reported in the financial statements because the financial statements included an asset for contributions receivable in the amount $157,500 and $138,982, respectively, which were not included in Form 5500.


8.   SUBSEQUENT EVENT

     Effective May 1, 2002, the Company entered into agreements with UBS/Paine Webber ("UBS") as the trustee and custodian, and MFS Investment Management ("MFS") as record-keeper for the Plan. In connection with the custodian agreement, except for Kimco Realty Corporation common stock, the Plan liquidated all investments held by the previous custodian, Merrill Lynch, based on each investment fund's market value as of April 30, 2002 with the aggregate amount held in a cash account. Such amounts were reinvested into investment funds offered by MFS, on behalf of the Plan, based on each investment fund's market value as of May 1, 2002.

     The following illustrates the amounts invested and the number of shares owned in each of the investment funds offered by MFS as of May 1, 2002:

                                                  Shares         Market Value
     Investment Fund                         Purchased/Owned  As of May 1, 2002


     MFS Bond Fund                                 51,178        $  627,441
     MFS Mid-Cap Growth Fund                            4        $       33
     MFS New Discovery Fund                         1,328        $   20,649
     American Europacific Growth Fund              36,928        $1,010,347
     Washington Mutual Investors Fund               8,343        $  238,359
     Davis New York Venture Fund                    6,822        $  169,924
     The Growth Fund of America                   104,642        $2,331,418
     UBS Tactical Allocation Fund                  40,237        $  990,240
     Franklin Mutual Qualified Fund                13,333        $  228,925
     Alliance Balanced Shares Fund                 33,352        $  493,267
     MFS Fixed Fund                             1,736,338        $1,736,338

     Kimco Realty Corporation - Common Stock       50,725        $1,648,563

                         Kimco Realty Corp. 401(k) Plan
         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                              as of April 30, 2002


                                 April 30, 2002

                                                                                                        Current Value
        Identity                    Description of Investment              Shares          Cost
--------------------------    ---------------------------------------    -----------    ------------    ------------
Common Stock:
   Kimco Realty Corp*         Common Stock                                   50,515      $1,517,792      $1,621,528

Participants*:                Participant Loans at prime plus 0.5%                        $ 162,389      $  162,389

Cash:                         Cash                                                       $7,852,257      $7,852,257






* Denotes a party-in-interest.

                         Kimco Realty Corp. 401(k) Plan
        Schedule H, line 4j - Schedule of Reportable Transactions for the year ended April 30, 2002


The following represents the liquidation of the Fund's assets on April 30, 2002:

     Identity                 Description of Asset             Purchase Price    Selling Price    Net Gain/(Loss)
     --------                 --------------------             --------------    -------------    ---------------
Mutual Funds:
Merrill Lynch *          Retirement Preservation Trust             $1,744,992       $1,744,992    $         -
Merrill Lynch *          Fundamental Growth Fund                    1,582,089        1,304,530          (277,559)
Merrill Lynch *          Aggregate Bond Index                          26,823           26,845                 22
Merrill Lynch *          Global Growth Fund                            73,978           60,992           (12,986)
Aim                      International Growth Fund                    213,462          195,095           (18,367)
Alliance                 Premier Growth Fund                          427,624          325,067          (102,557)
Oppenheimer              Global Growth and Income Fund                247,472          225,560           (21,912)
Mass. Financial          Investors Trust                              159,802          138,196           (21,606)
Merrill Lynch *          International Equity Fund                      6,093            5,911              (182)
Dreyfus                  Premier Worldwide Growth Fund                137,262          123,894           (13,368)
Van Kampen               American Value Fund                           30,131           31,501              1,370
MFS                      Emerging Growth Fund                         334,194          266,944           (67,250)
Merrill Lynch *          Basic Value Fund                             257,020          238,292           (18,728)
Merrill Lynch *          Balanced Capital Fund                        438,648          408,329           (30,319)
Merrill Lynch *          Bond Care Fund                               320,168          324,383              4,215
Merrill Lynch *          Global Allocation Fund                       369,742          360,285            (9,457)
Merrill Lynch *          Corp Bond Fund Intermediate                   22,422           22,579                157
Dreyfus                  Premier Balance Fund                          93,686           84,910            (8,776)
Aim                      Blue Chip Fund                               531,315          434,668           (96,647)
Merrill Lynch *          Global Value Fund                             46,293           38,471            (7,822)
Phoenix-Engemann         Small Mid-Cap Fund                           295,776          228,891           (66,885)
PIMCO                    Total Return Fund                            255,950          253,574            (2,376)
Merrill Lynch *          S&P 500 Cap Index Fund                     1,126,780          990,212          (136,568)
Merrill Lynch *          Small Cap Index Fund                          19,336           20,636              1,300
                                                                   ----------       ----------         ----------
                                                                   $8,761,058       $7,854,757         $(906,301)
                                                                   ----------       ----------         ----------
Less Administrative Expenses                                           -                 2,500             2,500
                                                                   ----------       ----------         ----------
Totals                                                             $8,761,058       $7,852,257         $(908,801)
                                                                   ==========       ==========         ==========


* Denotes a party-in-interest.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 28th day of October.

                Kimco Realty Corp. 401(k) Plan, as administrator

                          By: /s/ Michael V. Pappagallo
                              -----------------------------
                              Michael V. Pappagallo
                          Its: Chief Financial Officer

                       Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-60050) of Kimco Realty Corporation and Subsidiaries of our report dated October 24, 2002 relating to the financial statements of Kimco Realty Corp. 401(k) Plan, which appears in this Form 11-K.



/s/ PricewaterhouseCoopers LLP
New York, NY
October 24, 2002